

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 24, 2008

David C. Merrell
President
MCT Holding Corporation
3884 East North Little Cottonwood Road
Salt Lake City, Utah 84092

**Re: MCT Holding Corporation
          Form 10-12G
          Filed August 27, 2008
          File No. 000-53390**

Dear Mr. Merrell:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Voluntary Filing of Registration Statement, page 3

2. We note your statement that "[t]he information required to be filed by us with the Securities and Exchange Commission as a reporting issuer may also provide us with some credibility." Please clarify that the company will be responsible for meeting its reporting and disclosure obligations and that the Commission does not determine whether the information you file is truthful or complete.

Effect of Existing or Probable Government Regulations…, page 5

3. As you own one tanning salon, and that salon is located in Utah, describe any Utah state regulations that apply to your tanning business.

Sarbanes-Oxley Act, page 6

4. To the extent known or estimated, please revise to indicate the costs to the company of compliance with the Sarbanes-Oxley Act.

Item 1A. Risk Factors, page 6

5. We note your statement that your risk factors are "not all inclusive." Please confirm that your discussion includes all known material risks.

6. Please revise to include risk factor disclosure, if material, relating to Mr. Merrell's control of the majority of your common stock.

Our short-term debt could adversely affect our financial condition and our ability to continue our present business operations., page 7

7. Please revise to describe more specifically the adverse effect upon your business operations resulting from your short-term debt.

<u>If we do not respond effectively to technological change, our products and services could become obsolete and our business may fail., page 9</u>

8. It appears that you intended to include a risk factor under this heading. Please revise to do so, or, to the extent you do not deem the risk material, please revise to omit the heading.

<u>Risks Related to Our Common Stock, page 9</u>

9. We note your disclosure that you intend to become quoted on the OTC Bulletin Board "before any selection of a business opportunity or prior to consideration of any merger or acquisition transaction…" Please disclose whether the company, including through its controlling officer/director/shareholder, has any intention to engage in a reverse merger or similar transaction with another party now or in the foreseeable future. If so, substantially revise the description of your business to disclose that this is your actual business plan.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

10. Please revise your discussion of results of operations to include more fulsome disclosure concerning the underlying reasons for the changes in results that you discuss. For example, discuss why revenues have declined and general and administrative expenses have increased over each comparable period. Also discuss known trends or uncertainties, such as whether the decrease in revenues is a trend you expect to continue and, if so, why. Discuss the impact and costs of becoming a reporting company.

<u>For the Six Months Ended June 30, 2008, compared to Six Months ended June 30, 2007</u>

<u>Critical Accounting Policies, page 13</u>

11. We note that that goodwill was material to your balance sheet as of December 31, 2007. In light of the factors that you cited that raise substantial doubt about the ability of the company to continue as a going concern, tell us your underlying assumptions as to why the carrying amount of goodwill is recoverable. In addition, tell us if you conducted an impairment test of goodwill during the fiscal year and what your conclusion was.

<u>Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14</u>

<u>Business Experience, page 15</u>

12. We note that Mr. Merrell is the owner of DCM Finance and is the President and director of E.R.C. Energy Recovery Corporation. Disclose the amount of time

that Mr. Merrell will devote to the company's business in light of his other positions and responsibilities. In addition, include Mr. Merrell's positions at E.R.C. Energy Recovery Corporation in his biography and disclose the nature of that company's business.

Summary Compensation Table, page 16

13. Please revise to indicate the year or period for which you are providing disclosure under Item 402 of Regulation S-K.

Balance Sheets, page 25

14. Tell us how the goodwill balance originated. In this regard, you disclosed on page 29 that the 2004 merger between you and Two Suns was accounted for as a recapitalization. In a recapitalization, no goodwill or other intangible should be recorded since the acquiree for accounting purposes is essentially a shell. Please revise or advise.

Notes to Unaudited Condensed Financial Statements, page 40
Note 3 – Related Party Transactions, page 41

15. We note your disclosure herein that the company did not pay any compensation to its officers and directors during the periods ended June 30, 2008 and 2007. Tell us if the financial statements reflect any accrued amounts for compensation earned by your officers and directors as of the balance sheet date and what those amounts were.

*   *   *   *

Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard W. Burningham, Esq.
       by facsimile